Exhibit 10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-224373 on Form N-1A of our report dated July 22, 2020, relating to the financial statements and financial highlights of BlackRock Systematic ESG Bond Fund (formerly known as BlackRock Impact Bond Fund) of BlackRock Funds IV (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the year ended May 31, 2020, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 24, 2020